December 30, 2004


Mail Stop 4-9

Vikram Talwar
Chief Executive Officer
ExlService Holdings, Inc.
350 Park Avenue
New York, NY 10022

	Re:	ExlService Holdings, Inc.
		Registration Statement on Form S-1 Filed December 3,
2004
		Registration No. 333-121001

Dear Mr. Talwar:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.	We note your disclosures that you sold options to purchase
Class
A and Class B common stock to directors, officers, employees, former
employees and consultants from June 2003 to July 2004.  We also note
your stated belief that these issuances were all exempt from registration under the Securities Act pursuant to Section 3(a)(9),
Section 4(2) and Regulation D, Rule 701, and a "no-sale" theory under
Section 5. Please tell us the aggregate number of purchasers involved in the private placement and when the options became exercisable. For each issuance, please tell us the identity of the purchasers or class of purchasers and their relationship to the issuer, if any, the number of options granted to each such purchaser and the date of issuance. For each such issuance please tell us which exemption was relied upon and the basis for such reliance. Please provide us with your analysis of the availability of each exemption relied upon. Your analysis should include, among other things, a discussion of the facts relied upon and a discussion of the precautions that were taken to avoid having the manner in which the
offering was conducted constitute a general solicitation. Also include a discussion of the facts that you relied upon in making your determination that each of these issuances was exempt under the exemption relied upon. For example, for issuances upon which you relied on Section 4(2), were investors provided with information similar to the information that would have been contained in a registration statement? Was an inquiry undertaken as to the purchasers` sophistication and ability to bear the economic risks of
the investment?   Please tell us how each person or entity
qualified
as a "sophisticated investor" and if you believe an entity was a sophisticated investor because all of its equity owners were sophisticated investors, please identify all of those equity owners and how you determined their sophistication.

2.	Supplementally, please tell us what consideration you gave to the potential integration of the issuances of shares and options in connection with the share conversion that will take place immediately prior to the completion of the offering. Please file, or provide us supplementally, with a copy of your Certificate of Incorporation that governs the conversion of the shares and options.

Cover Page
3.	Confirm that you will not circulate a preliminary prospectus until such time as you include an estimated price range and fill in blanks throughout the filing. We may have further comments when your filing includes complete disclosure.

Outside Back Cover Page

4. We note the text under the "Industry and Market Data" heading. You may not disclaim responsibility for information contained in your prospectus. If you intend to use the data throughout your prospectus, you should delete the disclaimer. In addition, supplementally provide supporting material, including the report from the Gartner Group, for any data used, marking the relevant sections for our review. Note also that if such information was prepared for the company in connection with the proposed offering, you must file a consent from the provider for the use of its name and the information attributed to it.

Summary

General
5.	Revise your summary to provide a brief overview of your
offering, and a more succinct description of your business, which is more completely discussed in the business section of your document.

6.	In a table or other similar readily identifiable manner,
state
the percentage of shares that will be held by the executive
officers,
directors, and/or affiliate stockholders after this offering.
7.	Eliminate or reduce the use of acronyms like BPO, BFSI, and
CAGR
in the summary and forepart of the filing; and revise the
disclosure
so that when they are used, their meaning is clear and their use enhances investor understanding. See updated Staff Legal Bulletin No. 7 (June 7, 1999) sample comments 1, 3 and 5.
8.	Please limit the use of defined terms and industry jargon in the
forepart of the filing so that it is clear to investors who may not be familiar with your industry. See Rule 421(b). We note the last sentence of the second paragraph under the "Our Business" heading and the following non-exhaustive list of industry terms throughout the summary:

* value-added
* business process outsourcing
* domain expertise
* global delivery model
* broad-based expertise
* integrated front-middle and back-office process outsourcing solutions
* migration
* end-to-end outsourcing reconciliation
* integrated global delivery platforms
* scaleable infrastructure
* six Sigma methodology
* Kaizen initiatives
* offshore delivery capabilities

9.	Some of your risk factors are too general and could apply to any
issuer or offering. For example, the risks described under the general caption, "Risks Related to India and the International Nature of our Business," beginning on page 14, should be revised to Disclose how each risk has specifically impacted your operations to date.
For
example:

* Has your business suffered any disruptions from the economic, political, social, and military uncertainties described on page
15?

* Have you suffered any disruptions on your operations or any decrease in client confidence in your business as a result of any terrorist activities in India to date (page 15)?

* Have your employees had difficulty obtaining entry visas in recent times (page 16)?



Our Business, page 1

10.	Provide supplemental support for your statements of
leadership
here and throughout your document, marking the relevant portions of any material provided for our review.

11. 	In the first paragraph, provide greater disclosure regarding when the majority of your long term business contracts are set to expire, including the portion of your revenues tied to contracts that are set to expire during the next twelve months.
12.	If you choose to highlight your increase in revenues in the
opening paragraph, please also disclose that, prior to the current period, you have experienced net losses.

13.	In the second paragraph, explain the significance of the "140 processes" (which we assume are types of jobs within an organization/business). For example, of the "140 processes" you have
transferred to your operations centers, how many of them were transferred on behalf of the same client? You should revise to discuss the number in context so that investors can understand how it
relates to your business success/failure.
14.	Clarify whether the increase in the number of employees
mentioned in the third paragraph includes employees from India and disclose the relative number of those Indian employees. Also, balance the disclosure by stating, if true, that some of the increase
in employee numbers is a function of the high turnover rate you experience as described on page 11.
15.	We note the last sentence in paragraph three.  Revise to
describe the significance of these awards to your business, and provide copies of the certificates for our review.

EXL`s Competitive Strengths, page 2
16.	If you choose to discuss your strengths in the summary,
balance
that disclosure by briefly discussing your competitive weaknesses. For example, when discussing experience with banking, financial services, and insurance, clarify that you rely on a few industries;
and when discussing long-term client relationships, clarify that you
depend primarily on two clients.
17.	We note your statement here and throughout the prospectus
that
you have relatively predictable and recurring revenues as a result of the long-term contracts you have entered into with your clients. We further note your disclosure on page 26 of the prospectus that contracts representing a majority of your revenues are terminable at will by the client, with or without cause. This would appear to greatly impact the predictability and recurring nature of your revenues. In light of this, please revise to clearly indicate that, even though you have long-term contracts, a majority of them may be terminated for any reason at any time by the client.

18.	Please refrain from making statements that cannot be easily
proved such as a reference to your "reputation for superior service."

Information About the Company, page 3
19.	In future amendments please use a more recent date to
determine
the exchange rate between U.S. dollars and Indian rupees.

Share Conversion, page 4
20.	When known, please disclose the number of common stock
outstanding after the share conversion and the number of shares issuable upon exercise of the options to purchase Class A shares. Disclose also the number of freely tradable shares after the offering, including the number of shares subject to registration rights upon commencement of this offering.

Summary Consolidated Financial and Other Data, page 8
21.	The usefulness of EBITDA adjusted for non-recurring items to derive Adjusted EBITDA is not evident.  Please expand your
disclosure
to demonstrate the usefulness of adjusting EBITDA for goodwill impairment and extraordinary items. Refer to Questions 8, 9 and
10
of Frequently Asked Questions Regarding the Use of Non-GAAP
Financial
Measures ("FAQ"). In addition, please revise your disclosure to characterize the measure as something other than EBITDA as discussed in Question 14 of the FAQ.

Risk Factors-Beginnings on Page 9

General
22.	We refer to the introductory paragraph on page 9 where you
indicate that you may face other risks or uncertainties which may adversely affect your business. You must disclose all risks that you believe are material at this time.  Please delete language related to
other risks or unknown risks from your disclosure.
23.	Please add a risk factor discussing the high regulatory
nature
of your business as described on page 55, and discuss the risks associated with failing to adhere to the regulations, or failing to obtain or renew any required licenses.

24.	Please add a risk factor describing an investor`s ability to bring an original action in India to enforce liabilities based upon
the U.S. federal securities laws against you, your operating subsidiaries in India, and the executive officers that reside there.
Discuss also the limitations in effecting service of process as described on page 89.
25.	Add a risk factor disclosing the number of potentially free
trading shares resulting from the registration rights agreement you
describe on page 73 and 74 and the impact those free trading shares
would have on the value of your stock.
26.	Consider adding a risk factor discussing the increase in
costs
of becoming a public company and complying with requirements under the Sarbanes-Oxley Act.

Risks Related to Our Business

We have a limited independent operating history...Page 9
27.	Quantify the portion of your revenues derived from Conseco in recent periods, for example, since November 2002.

We have a limited number of clients...Page 9

28.	State the total percentage of revenues derived from the two
major clients in the heading of this risk factor.
29.	Disclose the termination dates for your contracts with
Norwich
and Dell and briefly explain their rights to terminate the
contracts.
30.	State that Norwich is a United Kingdom based company.

We have a long selling cycle...Page 10
31.	It appears that the discussion in the first and second
paragraph
represents a separate risk factor from that discussed in the third paragraph. Consider separating these two risk factors. In the selling cycle discussion, disclose your success rate with closing a sale of your services to potential clients given that you have only two major customers.

Our operating results may experience significant
variability...Page
10
32.	Discuss the extent to which the factors listed in this risk
factor have impacted your 	operations in the past.




Our inability to effectively manage...page 11
33.	Discuss more specifically the impact of the rapid pace of
your
growth on your business to date. For example, disclose any disruptions to your business caused by recruiting, training, and retaining so many employees in the span of four years.
34.	Disclose the destination of the facility you plan to invest
in
outside of India. We note also your belief that the new facility will provide higher value to your customers through "risk diversification." Discuss more specifically what "risks" need to be diversified and how opening a new facility will address that goal. Also, how are you "committed" to opening the new facility? Have you entered into a lease or a contractual agreement? If so, any such commitment should be discussed more fully in the business or MD&A section of your prospectus.

We may fail to attract and retain....page 11
35.	Quantify the impact of the high turnover rate on your
operations
in recent periods.  For example, disclose the cost of revenues for recent periods.
36.	How has the high turnover rate impacted your ability to
service
your current clients and obtain new clients? We note that you have serviced few clients since the company was founded.

Wage increases in India...page 11
37.	Discuss the basis for your belief that wages in India are
increasing at a faster pace than those in the United States. For example, are wages in India increasing as a result of recent legislation, or other political factors? If so, disclose. Also, discuss the impact of the declining U.S. dollar on U.S. wages as compared to Indian wages.

The BPO industry may not develop in ways that we...page 12
38.	Clarify whether your discussion on restricting federally
funded
US private companies from outsourcing jobs is based on currently proposed legislation, or just a matter of concern more generally. In that regard, do your clients rely on federal and state contracts for their operations?

We face significant competition...page 13
39.	Revise the heading of this risk factor to identify the
sources
of your competition specifically rather than stating that they originate from a "variety of sources." Also, it should be clear in the heading that your major source of competition derives from your own clients who can perform their own jobs in-house or make their own arrangements to outsource jobs abroad. We note, for example, the agreement you have with Norwich that allows for Norwich to assume operations in Pune.

Our client contracts contain certain termination and other
provisions...page 13
40.	Revise to discuss the specific termination provisions that
apply
to your major clients such as Norwich Union and Dell.  For
example,
what are the terms under which those clients can terminate your agreement with cause versus without cause? Also, define "little
advance notice" (six months?).   In this risk factor you should
also
quantify the revenues derived from those clients that materially contribute to your revenue so that investors can better evaluate the
risk of loss of those clients.
41.	Clarify also that certain of your contracts with your major
clients can be terminated without cause after the initial
termination
date as described on page 51, and disclose the initial termination dates.
42.	Please limit the use of cross-references here and in the risk factor section in general and revise to include the information necessary to convey the material risk. For example, disclose the effective date of the Pune and Noida agreements and the three and five year term minimums. Discuss also the Pune Agreement non-competition clause mentioned on page 75.

Oakhill Capital Partners, FTVentures, certain of their respective affiliates...page 14
43.	Disclose the amount and percentage of shares that each of the persons/entities named in this risk factor hold after the
offering.
44.	Please describe the affiliation, if any, among the entities
listed under this risk factor. For example, would the entities be considered a "group" that would have the ability to exercise control over matters that come to a vote? In addition, to the extent that the aggregate ownership percentage exceeds 50 percent following the offering, please revise the risk factor heading and discussion to clarify that they would be able to "control" most matters that come before the board, not merely "exercise significant influence" over them.

We may not succeed in identifying suitable acquisitions...page 14
45.	Supplementally advise us whether you have identified an
acquisition target and/or are in discussions regarding an acquisition. We note on page 11 your statement that you are committed to investing in an operations center outside of India.
We
may have further comment.
Substantial future sales of shares of our common stock...page 17
46.	Disclose any conditions under which the parties may waive the lock-up provisions. We note on page 86 that Citigroup and Goldman Sachs may release any of the securities subject to the lock-up agreements at any time without notice in their sole discretion.


Delaware law and our amended and restated...page 17
47.	Briefly describe the provisions that could delay or prevent a change in control rather than to provide a cross-reference in this risk factor.

Use of Proceeds-Page 19
48.	Disclose the amount of accrued dividends in the first bullet point and the amount of accrued interest in the second bullet point
as of September 30, 2004.
49.	Please revise this section to provide investors with more
details regarding your intended uses for the majority of the net proceeds to be received in this offering. Specifically, we note your plans for hiring up to an additional 350 employees, opening a new facility in India and investing in an operations facility outside of
India during 2005. Based on your existing cash position, it appears that proceeds may be used for some or all of these specific purposes.
Please revise or advise.

Selected Consolidated Financial Data, page 23
50.	Please provide this tabular financial information in a left
to
right format beginning with the most recent fiscal period for consistency with the audited financial statements included in this registration statement. Refer to SAB Topic 11:E.

Managements Discussion and Analysis of Financial Condition and
Results of Operations

Critical Accounting Policies, page 29
51.	Please include a discussion of your accounting policy as it
relates to your pension plan liability. Specifically, explain your assumptions in calculating the liability for each period and methodology for determining those assumptions. In addition, please provide readers with a quantitative analysis of the impact those assumptions have on your earnings and financial condition. Please supplementally provide us with your basis for the discount rate and rate of compensation increase assumptions for the year ended December
31, 2003.

Results of Operations, page 31
52.	Please include a disclosure of the primary reasons for the
increase in the income tax provision between the combined year ended
December 31, 2002 and the year ended December 31, 2003, as well as the reasons for the effective tax rate of approximately 262% for the year ended December 31, 2003.
53.	For purposes of clarity, please consider including a
discussion
of the results of operations of the Company, its predecessor and pre-predecessor for only the following periods:

a. Nine-months ended September 30, 2004 compared to the nine-
months
ended September 30, 2003
b. Year ended December 31, 2003 compared to the combined year ended
December 31, 2002
c. Combined year Ended December 31, 2002 compared to the combined nine-month period ended December 31, 2001.
54.	We note that the portion and amount of your revenues relating to
new clients decreased significantly during the nine months ended September 30, 2004 as compared to the nine months ended September
30,
2003. Please discuss the reasons for this and consider whether this represents a trend in your results of operations.

Liquidity-Beginning on page 36

55.	Please revise your disclosure to specifically explain what
"improvements in working capital management" were made in 2003.
In
addition, please further explain all underlying drivers
contributing
to changes in working capital and in cash flows from operations for
each period.  Finally, note that changes in non-cash items, such as
depreciation and amortization should have no impact on any changes in
cash flows.  Refer to SEC Release 33-8350 for additional guidance.
56.	Discuss liquidity on a long-term (greater than 12 months)
basis.
Also, in the fourth paragraph on page 37 tell us how you expect to incur $12 million in capital expenditure in 2005 to open two new facilities (Noida, India and another facility "outside of India") when you incurred $10 million in the nine-months ended September 2004 to open only one new facility.  Disclose the location of the facility
you intend to open outside of India.
57.	Does your liquidity analysis include the anticipated
expenditure
for your compliance with Sarbanes-Oxley given your status as a future public company?

Contractual Obligations, page 38
58.	Please expand your disclosure with respect to the incentives received by EXL India, including the amounts and when the
incentives
are set to expire.
Board Structure and Compensation-Beginning on page 59
59.	Clarify whether the public offering is conditioned on your
amending and restating your by-laws to implement the board structure you have identified here. If not, consider adding a risk factor that alerts investors to the impact on your company if the board structure you have proposed is not implemented.

Employment Agreements, page 62
60.	We note that Messrs. Talwar and Kapoor are each eligible for annual bonuses of up to $100,000; however, it appears that each was paid a bonus of $237,500 during 2003. Please advise as to whether a portion of this bonus relates to the initial bonus each received upon entering into the employment agreements in 2002. If not, please explain why the bonuses exceeded the amounts included in the employment agreements.

Principal Stockholders-beginning on page 72
61.	Clarify in simple terms what you mean by "gross up."  Also,
disclose whether the termination of the agreement between Mr. Talwar and TCV is conditioned on completion of the public offering. In addition, please provide greater disclosure as to what you mean by "approval rights and additional equity sales" as referenced in the last sentence under this heading. Finally, please file the agreement as an exhibit to the registration statement.

Termination of Stockholder`s Agreement
62.	Expand to briefly describe the terms of the Stockholder`s
agreement and how termination of that agreement upon consummation of
the offering will impact other shareholders.   How many shares
does
the agreement involve? Clarify whether the termination of the agreement is conditioned on the public offering going forward and add any risk factors highlighting the impact on shareholders in any event.

Management Agreement, page 77
63.	Please describe the nature of the services performed by Oak
Hill
and FTVentures under this agreement.

Other Related Party Transactions-Page 77
64.	Tell us why you have not disclosed the relationships between
Steven Gruber, Bradford Bernstein, and certain of your beneficial holders/affiliates.

Underwriting-Beginning on Page 86

65.	We note your disclosure on page 87 that an unspecified number of
shares have been reserved for sale to directors, officers, or employees, or persons "who are otherwise associated with you" at the discretion of your management. Please revise to further describe the persons "who are otherwise associated with you" that may participate in the directed share program. Further, please revise the cover page to disclose the number of shares reserved and the summary to describe the directed share program. Please supplementally describe the mechanics of how and when these shares are offered and sold to investors in the directed share program. For example, tell us how the prospective recipients and number of reserved shares are determined. Tell us how and when you and the underwriters have notified or will notify the directed share investors, including the types of communications used or to be used. Discuss the procedures these investors must follow in order to purchase the offered securities. Are directed share purchasers required to establish accounts before the effective time, and, if so, what if any funds are put in newly established brokerage accounts before the effective date? How do the procedures for the directed share program differ from the procedures for the general offering to the public? In addition, if any of the recipients of the shares or their associates, employees or affiliates are broker-dealers registered with the NASD, please tell us how you will comply with the NASD`s rules relating to
"hot" IPOs, if applicable. Please also supplementally provide us with copies of all materials to be used in connection with the directed share program. We may have further comment.

66.	We note your discussion regarding the marketing of this
offering
online on page 88.  Please identify any members of the
underwriting
syndicate that will make copies of the preliminary prospectus available over the internet or will engage in the electronic offer,
sale or distribution of the shares. Supplementally confirm that their procedures for electronic postings or links to the prospectus
or for electronic distributions have been reviewed and cleared by the
Division`s Office of Chief Counsel, and that the procedures have not
changed since such clearance.  If you become aware of any
additional
members of the underwriting syndicate that may engage in
electronic
offers, sales, or distributions after you respond to this comment, please promptly supplement your response to identify those members.
We may have further comment.
67.	Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the web site, describe the material terms of your agreement and provide us with a copy of any written agreement. Also, provide us with copies of all information concerning your company or prospectus that has appeared on their web site. If you subsequently enter into any such arrangements, promptly supplement your response. We may have further comment.

Enforceability of Judgments, page 89
68.	We note your statement regarding advice you have received
from
Indian counsel and the fact that Indian counsel is named in the "Legal Matters" section of the prospectus. Please tell us why you have not included a consent from Indian counsel regarding this advice.

Notes to Consolidated Financial Statements: December 31, 2003

Note 1- Organization, Basis of Presentation and Business
Combinations

Acquisition by Conseco on July 31, 2001, page F-9
69.	Please disclose how Conseco`s acquisition of Exl Inc. created
a
new basis of accounting for Exl Inc. Refer to SAB Topic 5.J.



Acquisition by Exl Holdings on November 14, 2002, page F-9
70.	Please disclose in further detail the nature and business
reasons for the purchase transaction between the Company and
Conseco
and how the Company was able to purchase Exl Inc. for a purchase price ($1) considerably below the fair value of the net assets acquired.
71.	Please explain to us your purchase price conclusions with
respect to Conseco`s waiver of $11,000,000 in advances to Exl
Inc.,
as well as the capital contribution of $1,000,000, and whether these
amounts were factored into your purchase price calculation.
72.	Please explain in further detail the types of costs included in
the $1,446,179 in costs capitalized as part of the November 14,
2002
acquisition, as well as your capitalization conclusions, and refer to paragraph 24 of SFAS No. 141.

Note 2-Summary of Significant Accounting Policies

Revenue Recognition, page F-11
73.	We note your disclosure here that you derive revenues from
not
only business process outsourcing (BPO) but also from voice and internet services. Please disclose in further detail the nature of the voice and internet services you provide, whether the voice and internet services comprise a significant portion of your total revenues and how you determined these services did not represent a separate reportable segment as outlined under SFAS No. 131.
74.	Please tell us how you have applied the provision of EITF 99-
19
with respect to your "gross" presentation of revenues and expenses associated with your BPO services provided to customers in the context of the "indicators of gross revenue reporting" outlined in paragraphs 7 through 14.

Note 3-Restatement, page F-16
75.	Please revise your disclosure to identify the related party, explain the nature of the professional fess and explain why the fee
was renegotiated.  Please tell us how you evaluated APB 20 in concluding that the renegotiated fee should be restatement of expense.  In addition, please tell us how you considered footnote
1
of APB 26.

Note 7-Capital Structure
76.	Please disclose in further detail the mandatory redemption
events that can cause the holders of the Company`s preferred stock to be able to redeem and why these mandatory redemption events did not cause the preferred stock to be classified as a liability in accordance with paragraphs 9 and 10 of SFAS No. 150.


Note 8-Employee Benefit Plans, page F-18
77.	Please disclose the amount of contributions the Company has
made
to the Government Provident Fund for each period. In addition, please clarify if assets held by the Government Provident Fund are reported on the Company`s balance sheet.

Note 11-Stock Based Compensation

Pre-predecessor Stock Option
78.	Please confirm that the number of shares and the weighted-
average exercise prices appearing in this table are properly stated.
79.	Please supplementally explain your basis for reversing the
unamortized deferred compensation related to Conseco stock options to additional paid-in capital. Tell us how you considered Issue 44 of
EITF 00-23 and cite any other accounting literature you applied.

Notes to Consolidated Financial Statements: September 30, 2004

Note 3-Stock Based Compensation

Stock Option Plan
80.	For each stock option grant within the most recent 12 months, please revise to disclose the number of options granted, the exercise price, the fair value of the common stock, and the intrinsic value per option, and the methodology used to determine the fair value and whether that valuation was contemporaneous or retrospective.

Client Options

81.	We note that in July 2004 you issued options for 115,100
shares
of Class A common stock with an exercise price of $12.50 to a significant client and fair valued those options, using Black Scholes, at $1,792,000 or approximately $15.56 per share. However, we
also note that you also issued 526,316 shares of Class A common stock
at the same time (July 2004) for approximately $23.75 per share.
As
such, please explain the assumptions used when calculating the fair
value of the options issued.
Part II
Exhibits
82.	Please provide us with copies of the exhibits, including your underwriting agreement, legal and tax opinions, or drafts of such opinions, that you intend to file with the Form S-1. We may have further comment upon our review of these documents.


*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jay Spinella at 202-942-7323 or Steven
Jacobs,
Senior Accountant, at 202-942-5222 if you have questions regarding comments on the financial statements and related matters. Please contact Charito A. Mittelman at 202-942-2946 or me at 202-942-1971 with any other questions.

Sincerely,



Owen Pinkerton
Senior Counsel

cc:	John C. Kennedy, Esq. (via facsimile)
	Valerie DeMont, Esq.  (via facsimile)


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ExlService Holdings, Inc.
December 30, 2004
Page 1